Exhibit 19.1

Insider Trading policy

Tucows is a public company, accountable to shareholders, and therefore subject to federal securities laws that will impose certain obligations on all Company employees. These obligations relate primarily to the disclosure of information to the public – basically, what you are allowed to say, and not allowed to say, about your work at Tucows. “Tucows” as used in this policy statement refers to all of the Tucows subsidiaries and brands, including Ting MSE, Ting Internet, OpenSRS, Enom, and Ascio.

It is important to read and understand the rules and regulations in this document. They apply to every Tucows employee regardless of where you reside and regardless of whether or not you have options or shares in the company.

The rules, in summary, are as follows:

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Employees are to maintain confidentiality about Tucows’ business and are not to communicate any internal information about the company – or respond to rumors about the company – if that information has not already been made public in a press release.

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Only a “Designated Officer” can speak on behalf of the company. The “Designated Officers” are Ivan Ivanov, CFO and Elliot Noss, CEO. Refer all outside requests for information about the company, no matter how casual the request, (from a customer, shareholder, journalist or friend) to Ivan Ivanov (iivanov@tucows.com), or redirect inquiries to Investor Relations, Lawrence Chamberlain (lawrence.chamberlain@loderockadvisors.com).

●	Employees are not to buy or sell Tucows’ stock based on “insider” information that has not yet been made public in a press release, or to disclose such information to another person.
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Officers, Directors and employees who are designated as Insiders may only buy and sell stock when both (a) the trading window is open; and, (b) the member is not in possession of material non-public information.

Tucows corporate policy statement regarding disclosure and confidentiality

Tucows is involved from time to time in matters that are sensitive in nature and important to the Company, its employees and its stockholders. The federal securities laws impose certain obligations on Tucows regarding the disclosure of information to the investing public. To comply with these laws Tucows has established the following policies and procedures that are applicable to all of its employees.

●	Maintaining Confidentiality.

In order to ensure that the Company does not break the law with regard to disclosure, employees must not disclose to any outsider any internal information that a reasonable shareholder would consider important in making the decision to buy or sell Tucows’ stock.

●	Designated Spokesperson.

The Company has designated Elliot Noss and Ivan Ivanov as “Designated Officers” for Tucows Inc. No other employees of Tucows are authorized to speak on behalf of the Company with respect to corporate actions affecting the company; therefore, unless you have been expressly authorized to make such disclosure, if you receive any inquiry from a third party (whether a securities analyst, a member of the media or another person) regarding the Company, you must immediately refer the inquiry to one of the Designated Officers named above or redirect inquiries to Investor Relations, Lawrence Chamberlain (lawrence.chamberlain@loderockadvisors.com).

●	Trading of Securities.

The federal securities laws prohibit any person from buying or selling shares in Tucows’ securities while in possession of material information concerning the Company which has not already been disclosed to the investing public, or from disclosing such information to another person who is likely to trade in the Company’s stocks.

●	Responding to Rumors.

Rumors concerning the business affairs of the Company may circulate from time to time. It is the Company’s general policy not to comment upon such rumors. Individual employees, too, should refrain from commenting upon or responding to rumors and should refer any requests for comments or responses to Ivan Ivanov as a Designated Officer.

Any questions regarding these policies in general, or how they would apply to the facts of a specific case, should be directed to Ivan Ivanov. The failure to observe these policies can be the basis for discipline or discharge.

Policy statement on securities trading by Tucows Inc.

Directors, officers and other employees

Introduction

Since the Common Stock of Tucows Inc. (the “Company”) is publicly traded, all directors, officers and other employees of the Company must be aware of and scrupulously observe the various laws and rules prohibiting what is commonly referred to as “insider trading.”

This Policy Statement is designed to protect the Company’s reputation for integrity and ethical conduct that we have all worked hard to achieve. The policy applies to all directors, officers and employees of the Company. It also affects members of your family as well as your friends and associates.

At the outset, it should be made clear that an investment in the Company’s publicly traded securities by directors and employees is encouraged. Nonetheless, it is also important to advise you of certain restrictions on purchases or sales as required under the U.S. securities laws. The securities laws are comprehensive and far reaching. Accordingly, this Policy Statement which is primarily concerned with insider trading, points out only the more common problems relevant to that subject and does not attempt to deal with all of the prohibitions and restrictions which may be applicable to transactions in securities by a director, officer or other employee of the Company or his or her relatives or friends. Please also note that this Policy Statement is not intended to replace the primary responsibility of each director, officer and other employee to understand and comply with the prohibition on insider trading under U.S. federal securities laws. Specific questions should be addressed to Ivan Ivanov, Chief Financial Officer.

Please remember that you have the ultimate responsibility for complying with insider trading laws and should therefore not simply and completely rely on the procedures and policies set forth in this Policy Statement but, rather, you should obtain additional guidance whenever possible.

Failure to comply with this Policy Statement or Insider Trading Laws may result in the loss of your job or position as well as substantial civil and criminal penalties. Because you will be asked to certify as to your understanding and intention to comply (as well as to your actual compliance) with this Policy Statement, you should read this Policy Statement carefully and contact Ivan Ivanov if you have any questions. The Company may also require you to confirm from time to time that you have reviewed this Policy Statement and are in compliance.

Policy statement

It is the Company’s general policy that a director, officer or other employee of the Company (or a related person with respect to any of the foregoing) who has material, non-public information relating to the Company may not buy or sell securities of the Company or engage in any other action to take advantage of, or pass on to others, such information.

This policy applies regardless of whether any director, officer or other employee of the Company (or a related person with respect to any of the foregoing) is a resident of the United States. This policy also applies to non-public information about any other company, including without limitation any information concerning customers or suppliers, that is obtained either in the course of your employment with the Company or while acting on behalf of the Company.

Further, a director, officer or other employee should avoid discussing or disclosing non-public information about the Company or its activities that may have an impact on the value of the Company’s business. To enforce this policy, the Company has adopted the procedures for securities trading outlined in the Insider Trading FAQ document.

In addition, the following transactions are PROHIBITED for directors, officers and employees of the Company (even if you are not in the possession of material, non-public information):

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“Short” sales of the Company’s stock (i.e., where a person borrows the Company’s stock, sells it and then buys the Company’s stock at a later date to replace the borrowed shares or where a person already has sufficient shares of the Company’s stock to sell, but does not deliver them until a later date).

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Buying or selling puts or calls on the Company’s shares. A put is an option or right to sell a specific stock at a specific price prior to a set date, and a call is an option or right to buy a specific stock at a specific price prior to a set date. Call options are purchased when a person believes that the price of a stock will rise, whereas put options are purchased when a person believes that the price of a stock will fall.

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Participating in hedging transactions involving Company stock. These transactions involve negotiated contracts generally designed to transfer the risk of ownership of Company shares to third parties, although not constituting a “sale” in the conventional sense. For example, one form of hedging transaction is an equity swap that involves a contract under which a holder of Company stock agrees to exchange, or “swap,” the return on the Company stock for the return on an equity index, basket of equities or an interest rate-based cash flow.

In addition, the Company may, from time to time, issue instructions advising some or all directors, officers and other employees for designated periods that they may not buy or sell securities of the Company, or that no such securities may be traded without the prior approval of the officer or officers designated in such instructions.

Transactions that may be necessary for independent reasons (such as the need to raise money for an emergency) are no exception. Even the appearance of an improper transaction must be avoided. Directors, officers, and other employees are responsible for ensuring that members of their households and their immediate families comply with this policy.

Trading window

Officers, Directors and insider employees of the company may only buy and sell the Company’s stock inside a designated trading window. The trading window will be announced by the Company, by both email and Slack distribution, quarterly. The trading window generally corresponds to two trading days following the release of quarterly financials until the end of the month in which the financial disclosure was made.

Employees without insider information may trade in Tucows’ stock at any time, in or outside a trading window. See the FAQ below for a definition of an “Insider.”

Insider trading FAQ

Tucows is a public company, accountable to shareholders, and therefore subject to federal securities laws that will impose certain obligations on all Company employees. These obligations relate primarily to the disclosure of information to the public – basically, what you are allowed to say, and not allowed to say, about your work at Tucows. “Tucows” as used in this policy statement refers to all of the Tucows subsidiaries and brands, including Ting Mobile, Ting Fiber, OpenSRS, Enom, and EPAG.

What is insider trading?

Insider trading occurs when a person buys or sells the Company’s securities while in the possession of material,non-public information about the Company. Insider trading is not confined to the Company’s securities. If, for example, an employee learns that a contract is about to be entered into with another public company, trading in the securities of that other company also is prohibited if the information is material to that other company and not yet disclosed to the public.

Liability also can occur if this kind of information is passed on to another person (a practice known as “tipping”) who then trades the security. Intent generally is not relevant. A casual comment made to another person could be a “tip”, even without knowledge or intent that the other person will trade in the securities. In essence, being in possession of material inside information imposes an obligation not to disclose that information to an unauthorized person. This non-disclosure obligation is an addition to any confidentiality responsibilities you may have to the Company.

Who is an insider?

Any person (directors, officers, other employees, consultants and other non-employees alike) who is in possession of material, non-public information is an “insider” for purposes of these restrictions.

In most instances, if you are asked to work on a special project, which has not been publicly announced by the Company, the leader of the project will inform you whether the project is one that involves material non-public information.

If you wish to trade in Tucows stock and you have questions about whether you might have material non-public information, you are encouraged to seek pre-clearance by contacting Ivan Ivanov (iivanov@tucows.com) or Bret Fausett (bfausett@tucows.com), who will be able to tell you whether you are in possession of information the company deems material.

What is material information?

Information that is material, as used in this context, is any fact or circumstances which, if known to a reasonable investor, would have a reasonable likelihood of influencing the decision to invest or sell. Both good and bad news can be material, and information may be material even though it would not be significant to change the investor’s decision. It is sufficient that the information would be significant as part of the total mix of information available to an insider, for purposes of making a decision. In simple terms, material information is anything that is likely to affect the price of the stock. Examples of material information include, without limitation, knowledge of:

●	projections of future earnings or losses (including, but not limited to, internal financial information that departs from what the market would expect);

●	a pending or proposed merger, tender offer for the Company’s securities, or purchase and/or sale of substantial assets;
●	a significant expansion or cutback of operations;
●	changes in dividend policies;
●	a default or anticipated default under debt instruments or important contracts;
●	the acquisition or termination of important payer/customer or supplier arrangements;
●	the declaration of stock split or the offering of additional securities;
●	the introduction of new products or technologies;
●	an earnings estimate or revision of a previously released earnings estimate;
●	major litigation or the threat of major litigation;
●	liquidity problems; and
●	significant management developments.

Please remember, either positive or negative information may be material. Please also note that the above list is not exhaustive; if in doubt about whether information is material, do not seek approval to trade in the Company’s securities and do not discuss the information outside the Company unless and until the information has properly become public through proper channels. Bear in mind that your conduct will be viewed, and perhaps acted upon, by a regulatory agency and others.

What is non-public information?

An insider may trade only when he or she is certain that official announcements of material information have been sufficiently publicized so that the public has had the opportunity to evaluate the information. Thus, insider trading is not made permissible merely because material information is reflected in rumors or other unofficial statements in the press or marketplace. An insider may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of such information. As a normal rule, information is released by the Company to a national wire service. For example, if an announcement is made on a Monday, trading should not occur until Thursday. Ivan Ivanov will know when information has been released to the public.

What are the penalties for insider trading?

The consequences of insider trading violations can be enormous.

The maximum prison sentence for an insider trading violation is now 20 years. The maximum criminal fine for individuals is now $5,000,000, and the maximum fine for non-natural persons (such as an entity whose securities are publicly traded) is now $25,000,000.

Individuals also may be prohibited from serving as directors or officers of the Company or any other public company.

These penalties are in addition to any actions the Company itself may impose, including dismissal for cause.

Procedures for securities trading by directors, officers and other employees

All directors, officers and other employees may trade only during the period starting from ttwo full trading days following the release (and dissemination) of the Company’s quarterly or annual financial results for that period and for thirty (30) calendar days thereafter.

From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which directors, officers and other employees are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify those affected.

Directors and officers also are reminded to be aware of the various restrictions on securities trading imposed under Section 16 of the Securities Exchange Act of 1934, as amended, and the applicable reporting requirements.

The Company in its sole discretion may agree to your entering into an arrangement relating to the purchase or sale of securities of the Company under circumstances where you have no control over the timing of the transaction. If such an arrangement is established, and you entered into the arrangement with the prior approval of the Company and when you were not aware of material, non-public information, you may purchase or sell securities pursuant to such arrangement without regard whether you are aware of material, non-public information and without requiring prior approval of such transaction. Specifically, you may purchase or sell securities pursuant to such a binding contract or plan, or irrevocable instructions to purchase or sell securities on a future date, if all of the following conditions are met:

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You were not aware of material, non-public information when you entered into a binding contract to purchase or sell the security, provided written instructions to another person to execute the trade for your account, or adopted a written plan for trading securities.

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The contract, instructions or plan (1) expressly specifies the amount and price of the securities to be bought or sold and the date of the transaction; (2) provides a written formula or algorithm, or computer program, for determining the amount, price, and date for the transaction; or (3) does not permit you to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who did exercise such influence was not aware of material non-public information when doing so.

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The purchase or sale that occurs is pursuant to the prior contract, instruction or plan. A purchase or sale is not pursuant to a contract, instructions or plan if, among other things, you altered or deviated from the contract, instruction or plan or entered into or altered a corresponding or hedging transaction or position with respect to those securities, or the contract, instruction or plan to purchase or sell securities was given or entered into other than in good faith or as a part of a plan or scheme to evade the prohibition on insider trading.